

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

<u>Via Email</u>
Steven A. Rogers
Chief Financial Officer
Oconee Financial Corp.
35 North Main Street
Watkinsville, Georgia 30677-0205

Re: Oconee Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 10, 2011
File No. 0-25267

Dear Mr. Rogers:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney Advisor